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                                                                       EXHIBIT 2


                                                                  March 18, 1998


                ANALOG DEVICES ADOPTS NEW STOCKHOLDER RIGHTS PLAN


NORWOOD, MA - Analog Devices, Inc. (NYSE:ADI) announced today that its Board of Directors has adopted a new Stockholder Rights Plan in which preferred stock purchase rights will be distributed on or about March 27, 1998 as a dividend at the rate of one Right for each share of the Company's Common Stock outstanding as of the close of business on that date. The Rights Plan replaces the Company's 1988 Stockholder Rights Plan that expired on February 12, 1998.

"The new Rights Plan is designed to allow all Analog stockholders to realize the long-term value of their investment in the Company and to protect stockholders in the event of an unfair, coercive offer to acquire the Company," said Jerald
G. Fishman, President and Chief Executive Officer of Analog.

According to Mr. Fishman, the Board adopted the Rights Plan as a means of deterring possible coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. "Coercive tactics can unfairly pressure stockholders and squeeze them out of their investment without giving them any real choice," said Mr. Fishman. He added that the Company was not aware of any unsolicited offer or takeover attempt, and that "the Board's action was taken to replace the Company's 1988 Rights Plan, whose ten-year term recently expired." Mr. Fishman also noted that similar Rights Plans have been adopted by approximately 2,000 public companies.

Each Right will entitle Analog stockholders to purchase one one-thousandth of a share of a new series of junior participating preferred stock of the Company at an exercise price of $180. The Rights will be exercisable if another party acquires beneficial ownership of 15% or more of Analog's Common Stock, or upon the commencement of a tender or exchange offer that, if consummated, would result in another party acquiring 20% or more of Analog's Common Stock (the "Acquiring Person").

In the event of such an acquisition or similar event as described in the Rights Plan, each Right, except those owned by the Acquiring Person, will enable the holder of the Right to purchase that number of shares of Analog Common Stock which equals the exercise price of the Right divided by one-half of the market price of such Common Stock.

In addition, if Analog is involved in a merger or other transaction with another company in which it is not the surviving corporation, or it sells or transfers 50% or more of its assets or earning power to another company, each Right will entitle its
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holder to purchase that number of shares of Common Stock of the acquiring company which equals the exercise price of the Right divided by one-half of the market price of such Common Stock.

The Company will be entitled to redeem the Rights at $0.001 per Right at any time until the tenth business day following public announcement that a 15% stock position has been acquired or the commencement of a tender or exchange offer that, if consummated, would result in another party acquiring 20% or more of Analog's Common Stock and in certain other circumstances. Unless the Rights are redeemed or exchanged earlier, they will expire on March 17, 2008.

With fiscal 1997 sales of $1.24 billion, Analog Devices is a leading manufacturer of precision high-performance integrated circuits used in analog and digital signal processing applications. Headquartered in Norwood, Massachusetts, the company employs approximately 7,800 people worldwide and has manufacturing facilities in Massachusetts, California, North Carolina, Ireland, the Philippines and Taiwan.

                                      -end-

CONTACT: James O. Fishbeck, Director of Corporate Communications at Analog Devices, (781) 461-3282, or james.fishbeck@analog.com